EXHIBIT 2.3

SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This Second Amendment (this “Amendment”) is made and entered into as of May 24, 2019, by and among Invesco Ltd., a Bermuda exempted company (“Buyer”), Gem Acquisition Corp., a Delaware corporation (“Merger Sub”), Gem Acquisition Two Corp., a Delaware corporation (“Merger Sub 2”), MM Asset Management Holding LLC, a Delaware limited liability company (“Parent”), and Oppenheimer Acquisition Corp., a Delaware corporation (the “Company,” and together with Buyer, Merger Sub, Merger Sub 2 and Parent, the “Parties,” and each a “Party”), and amends the Agreement and Plan of Merger, dated as of October 17, 2018, by and among the Parties, as amended by that certain First Amendment to the Agreement and Plan of Merger, made and entered into as of April 11, 2019, by and among the Parties (as so amended, the “Agreement”).  Capitalized terms not otherwise defined in this Amendment shall have the respective meanings set forth in the Agreement.

WITNESSETH:

WHEREAS, the Parties desire to enter into this Amendment to amend the Agreement pursuant to Section 10.1 of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Amendment and the Agreement, the Parties, each intending to be legally bound, agree as follows:

1.	Amendments.

(a) The following Section 5.11(l) is hereby added to Section 5.11 of the Agreement, immediately following Section 5.11(k) of the Agreement:

“(l) Certain Cash Awards.  Following the Closing, Buyer shall grant a cash award (“Cash Award”) to each individual to whom the Company granted SSARs on July 15, 2018 (such individuals, as set forth on Section 5.11(l)(i) of the Company Disclosure Schedule, the “2018 SSAR Grantees,” and such SSARs, the “2018 SSARs”) in order to provide an additional incentive to the 2018 SSAR Grantees in recognition of the fact that the 2018 SSARs are expected to be cancelled without consideration pursuant to Section 2.13(b), in the amount set forth next to such 2018 SSAR Grantee’s name on such Section 5.11(l)(i) of the Company Disclosure Schedule, pursuant to the form of award agreement that is attached as Section 5.11(l)(ii) of the Company Disclosure Schedule, with such modifications as are necessary to reflect (i) changes in Applicable Law or (ii) changes to the obligor under the award agreement or to references in the award agreement to the employer of the applicable 2018 SSAR Grantee to reflect any internal reorganizations to the corporate structure or employer-employee relationships after the Effective Time (the “Cash Award Agreement”); provided, that, as of the date of grant of the Cash Award, the 2018 SSAR Grantee remains an employee in good standing of Buyer or one of its Affiliates or any Acquired Company (the “Applicable Employer”).  Each Cash Award shall be granted as soon as administratively feasible following the Closing but no later than June 15, 2019 with one-fourth (1/4) of such Cash Award vesting on each of the first four anniversaries of April 15, 2019, subject to the 2018 SSAR Grantee’s continued employment with the Applicable Employer on each applicable vesting date, with the newly vested portion of such Cash Award paid promptly following such vesting date to such 2018 SSAR Grantee by the Applicable Employer but no later than March 15 of the year following the year of vesting.  Notwithstanding anything to the contrary in this Section 5.11(l), upon the termination of employment of those certain 2018 SSAR Grantees set forth on Section 5.11(l)(iii) of the Company Disclosure Schedule (the “Scheduled 2018 SSAR Grantees”) on or after the Closing Date such Scheduled 2018 SSAR Grantees shall be deemed to have been granted the applicable Cash Award and further deemed to have incurred a “Job Elimination” pursuant to the Cash Award Agreement upon such termination of employment and, as such, the full amount of the Cash Award set forth next to such Scheduled 2018 SSAR Grantees’ name on Section 5.11(l)(iii) of the Company Disclosure Schedule shall become due and payable promptly following the Closing but no later than July 5, 2019.”
(b) The following are hereby added to Section 1.1 of the Agreement in the appropriate alphabetical order:

“2018 SSAR Grantees” has the meaning set forth in Section 5.11(l).

“2018 SSARs” has the meaning set forth in Section 5.11(l).

“Applicable Employer” has the meaning set forth in Section 5.11(l).

“Cash Award Agreement” has the meaning set forth in Section 5.11(l).

“Scheduled 2018 SSAR Grantees” has the meaning set forth in Section 5.11(l).”

(c) The Parties agree that the “Example Calculation” set forth on Exhibit A to the Agreement shall be deemed to have included, as “Current Liabilities” line items for “Earn-Out Liability” and “Deferred Rent”.

(d) Exhibits B, C and D attached to this Amendment are hereby added as Sections 5.11(l)(i), 5.11(l)(ii) and 5.11(l)(iii), respectively, to the Company Disclosure Schedule.

(e) The definition of “Target Net Working Capital” set forth in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Target Net Working Capital” means $263,073,850.50.

(f) The phrase “forty-five (45)” in Section 2.8(c)(i) of the Agreement is hereby deleted and replaced with “sixty (60)”.

(g) Section 5.15 of the Agreement is hereby deleted and replaced in its entirety with the following:  “At or prior to the Effective Time, Buyer shall appoint an individual, as selected in accordance with the terms of the Shareholder Agreement (as though the Shareholder Agreement was in effect prior to the Closing), to the board of directors of Buyer.”

(h) The phrase “increase the number of Directors of the Board by one (1) individual and” in the first sentence of Section 4.1(a) of Exhibit C to the Agreement is hereby deleted.

(i) The phrase “Until the Governance Termination Date” in Section 4.1(d) of Exhibit C to the Agreement is hereby replaced with “From January 1, 2020 until the Governance Termination Date”.

(j) The Parties agree that Parent shall effect its obligation under Section 5.11(j) of the Agreement to make payment of all amounts due and payable under the Retention Agreements upon the Closing by, prior to the Closing, contributing funds sufficient to make such payments to the Acquired Company that is the obligor under each such Retention Agreement (the “Retention Payment Obligor”), along with the employer portion of any payroll taxes due thereunder, for such Retention Payment Obligor to process through payroll and effect applicable tax and related withholdings thereon, effective upon or shortly prior to the Closing. Buyer and Parent hereby understand and agree that (i) the contribution of such funds by Parent to the applicable Retention Payment Obligor shall be regarded as a capital contribution by Parent to the Company, and by the Company to the Retention Payment Obligor, directly or indirectly via any subsidiaries and (ii) Parent or its applicable Affiliates shall be entitled to take any and all tax deductions associated with all payments under the Retention Agreements that are covered by such capital contributions. Buyer and Parent hereby agree that the “next day rule” under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) shall not be applied. Buyer agrees that, if any employee party to a Retention Agreement does not become entitled to the payment under the Retention Agreement that is due upon the Closing (e.g., because such employee resigns from employment prior to the Closing or is terminated prior thereto, in each case, under circumstances that would result in such employee’s forfeiture of his or her right to receive the payment), Buyer shall promptly notify Parent of such fact and promptly cause the Retention Payment Obligor to return all funds contributed to such Retention Payment Obligor in respect of the bonus due to each such employee, and the employer portion of any payroll taxes due thereunder, to Parent promptly, but in no event more than thirty (30) days after, the Closing by wire transfer of immediately available funds to an account designated by Parent.

(k) Exhibit B to the Agreement is hereby deleted and replaced in its entirety with the form as set forth on Exhibit E to this Amendment.

(l) Each Party agrees to pay (or reimburse the other Party or its Affiliates, as the case may be, for) the costs, fees and expenses required to be borne by it pursuant to Section 5.3(g) of the Agreement (a) within sixty (60) days following the Closing Date, with respect to costs, fees and expenses that have been invoiced prior to the Closing Date and (b) within thirty (30) days after receipt of an invoice received on or after the Closing Date and, in each case, such payment shall be by wire transfer of immediately available funds.

2. Authorizations.   Each Party hereby represents to the other Parties that it has the requisite corporate or limited liability company, as applicable, power and authority and has taken all corporate or limited liability company, as applicable, action necessary to execute, deliver and perform its obligations under this Amendment.  This Amendment has been duly authorized, executed and delivered by each Party and constitutes a valid and binding obligation of such Party enforceable against such Party in accordance with its terms.

3. Effectiveness; Waiver.  This Amendment shall be effective as of the date first written above following the execution of this Amendment by the Parties.  Any reference in the Agreement to “this Agreement” shall hereafter be deemed to refer to the Agreement as amended by this Amendment, and any reference in the Company Disclosure Schedule, Buyer Disclosure Schedule and any of the Ancillary Agreements to “the Agreement” or the “Merger Agreement”, as applicable, shall refer to the Agreement as amended by this Amendment.  Except as expressly provided in this Amendment, all references in the Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule to “the date hereof” and “the date of this Agreement” and any references in any Ancillary Agreements to the date of the Agreement shall refer to October 17, 2018.  The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Parties under the Agreement.  In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

4. Other Miscellaneous Terms.  Sections 10.4, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12 of the Agreement shall apply to this Amendment, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Agreement being deemed a reference to this Amendment.

5. Full Force and Effect.  Except as specifically amended herein, the Parties hereby acknowledge and agree that all of the terms and provisions set forth in the Agreement remain in full force and effect in all respects.

6. Further Assurances.  In connection with this Amendment and all the transactions contemplated by this Amendment, each Party agrees to execute and deliver such additional documents and instruments as may be required and to perform such other additional acts as may be necessary or appropriate to effectuate, carry out, and perform all of the terms and provisions of this Amendment.

INVESCO LTD.

By:	/s/ Loren M. Starr
Name: Loren M. Starr
Title: Senior Managing Director and
Chief Financial Officer

GEM ACQUSIITION CORP.

By:	/s/ Loren M. Starr
Name: Loren M. Starr
Title: Chief Executive Officer and
Chief Financial Officer

GEM ACQUISITION TWO CORP.

By:	/s/ Loren M. Starr
Name: Loren M. Starr
Title: Chief Executive Officer and
Chief Financial Officer

MM ASSET MANAGEMENT HOLDING LLC

By:	/s/ Roger Crandall
Name: Roger Crandall
Title: Chairman

OPPENHEIMER ACQUISITION CORP.

By:	/s/ Arthur P. Steinmetz
Name: Arthur P. Steinmetz
Title: President and
Chief Executive Officer